	450 LEXINGTON AVENUE	MENLO PARK
	NEW YORK, NY 10017	WASHINGTON, D.C.
	212 450 4000	LONDON
	FAX 212 450 3800	PARIS
FRANKFURT
MADRID
MANUEL GARCIADIAZ		TOKYO
212 450 6095		BEIJING
manuel.garciadiaz@dpw.com		HONG KONG

July 30, 2007

Re:	Cosan Limited

Registration Statement on Form F-1

Filed July 25, 2007

Mr. Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Dear Ms. Parker:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 25, 2007 (the “Comment Letter”) regarding the above-referenced registration statement on Form F-1 of Cosan Limited (the “Company”) submitted July 13, 2007 and filed July 25, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is filing via EDGAR for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

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Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 6, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the marked version of Amendment No. 2 that is being filed for review today.

Ms. Katherine Parker	2	July 29, 2007

Dividends and Dividend Policy, page 140

1.	We understand the dividend policy of Cosan Limited is based on net income presented in accordance with US GAAP. However, the dividend policy of Cosan is based on net income presented in accordance with Brazilian GAAP. In the risk factor disclosure on page 28, you state this difference in policy may result in dividend payments from Cosan to Cosan Limited that are insufficient to fund the dividend amounts under Cosan Limited’s policy. We further note that Cosan’s net income for the fiscal year ended April 30, 2007 under US GAAP totaled $346.5 million versus $175.7 million under Brazilian GAAP. Therefore, it appears Cosan Limited would not have received sufficient dividends from Cosan to cover a payment of dividends to its shareholders under the current dividend policy, if in place at that time. Considering this significant difference, please expand your disclosures to clearly address the following items:

•	the difference in dividend policies at Cosan and Cosan Limited,

•	the potential impact of this difference on Cosan Limited’s ability to fund dividends under the current dividend policy,

•	the deficiency that would have occurred if such dividend policy were in effect as of April 30, 2007, and

•	your expectation regarding whether this deficiency will continue in future periods due to the inherent differences in accounting for net income under US GAAP versus Brazilian GAAP.

The Company has revised the disclosure to provide a more detailed discussion about its dividend policy in response to the Staff’s comment. Please see page 143 of Amendment No. 2.

8. Acquisitions, page F-23

2.	We have reviewed your response to comment 14 of our letter dated July 10, 2007 and continue to disagree with your position that the provisions of SAB 80 apply to your situation. We understand that under Regulation S-X, Rule 3-05, the financial statements of Corona are required to be presented in your filing. Please amend your document to include these financial statements.

The Company has revised the Registration Statement to include the Corona financial statements. Please see page F-39 of Amendment No. 2.

Acucareira Corona S.A.

Consolidated Balance Sheets, page F-2

3.	We have reviewed the financial statements presented in the supplemental information provided in your response to comment 14. Please expand your disclosures and describe supplementally the nature of the amounts recorded as other current and long-term liabilities. In your response, please address why these balances increased from April 30, 2005 to January 31, 2006.

Ms. Katherine Parker	3	July 29, 2007

The Company has revised the disclosure in the Corona financial statements to clarify the nature of the amounts recorded as other current and long-term liabilities.

The Company has revised the amount recorded under “other current liabilities” at January 31, 2006 to more clearly reflect the nature of the amounts, as follows: (1) R$19.5 million has been broken out as “advances from customers” and (2) R$4.7 million as “salaries payable” (amounts relate to provisions made for vacation and additional one-month salary required to be paid by Brazilian labor laws). The decrease in “salaries payable” from April 30, 2005 to January 31, 2006 was due primarily to the following: (1) the number of workers employed generally decreases during the period from December to March between harvests and increases beginning in March of each year with the start of the new harvest; and (2) Corona is required by Brazilian labor laws to pay its employees an additional monthly salary in December of each year. The remaining amount in “other current liabilities” decreased from R$4.9 million at April 30, 2005 to R$966 thousand at January 31, 2006 primarily due to a provision for freight that was paid through December 2005. During the inter-harvest period (i.e., December to March), the freight volume is significantly lower than during the harvest period, as sugarcane (the raw material) is not transported during this period. Please see page F-40 of Amendment No. 2.

“Other long-term liabilities” increased from April 30, 2005 to January 31, 2006 primarily due to the issuance of R$55.0 million of debentures in October 2005 as discussed in note 6 to the Corona consolidated financial statements. In response the Staff’s comment, the Company has revised the disclosure to break out “Debentures payable” from “Other long-term liabilities” on Corona’s balance sheet. The remaining amounts in the periods presented represent less than 2% of the total long-term liabilities, which is mainly represented by deferred income tax liability on accelerated depreciation of sugarcane plant development costs as allowed by the Brazilian tax laws in force. Please see pages F-40 and F-48 of Amendment No. 2.

4. Marketable Securities, page F-9

4.	Please correct the subtotals in the fair value columns of the table presented in footnote 4.

The Company has corrected the subtotals in the fair value columns of the table presented in footnote 4. Please see page F-47 of Amendment No. 2.

12. Shareholders’ Deficit, page F-16

5.	We note your common stock has no par value. However, you have recorded $119,105 and $37,894 as common stock. Please tell us why these amounts were not recorded as

Ms. Katherine Parker	4	July 29, 2007

additional paid-in capital upon issuance for stock with no par value. Please ensure your disclosures discussing the allocation of amounts between common stock and additional paid-in capital in note 12 are corrected, if necessary.

The Company has amended the disclosure regarding common stock accordingly. The Company understands that additional paid-in capital under US GAAP primarily results from capital contributed by shareholders in excess of the par or stated value of the common stock issued by an entity. However, the cash contribution of the shareholders to Corona is fully presented as common stock because under Corona’s bylaws the entire amount contributed is designated as common stock capital, so the presentation of the capital account in the financial statements equals the amount designated as capital in the bylaws, as also required by the Brazilian corporate law. Please see pages F-40, F-42 and F-54 of Amendment No. 2.

Exhibits, page II-1

6.	Please provide a consent from your auditors for all audit reports presented in your filing, including the audit report related to the financial statements of Corona.

The Company has included consents from the auditors in the filing.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz